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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Horizon Offshore, Inc.
(Name of Issuer)
Common Stock, par value $.00001 per share
(Title of Class of Securities)
44043J204
(CUSIP Number)
J. Kevin Ciavarra, Esq
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44043J105	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO-Funds of investment company clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
     (1)  Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

CUSIP No.	44043J105	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Highland Crusader Fund G.P, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3899914

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN
     (1)  Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

CUSIP No.	44043J105	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Highland Crusader GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3899877

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

          (1) Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

CUSIP No.	44043J105	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

          (1) Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

CUSIP No.	44043J105	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

          (1) Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

CUSIP No.	44043J105	Page	7	of	11

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,989,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,989,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,989,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.55%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

          (1) Based on 30,375,258 shares of Common Stock outstanding based on the Issuer’s 10-Q filed on May 8, 2006.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2005 and amended on December 14, 2005, January 17, 2006 and April 12, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 is amended and restated as follows:
     The Reporting Persons are acquiring and intend to hold the shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the shares held by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise or (ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise.
(a)	Crusader received 3,804,864 shares of Common Stock in exchange for approximately $1.4 million in 8% Notes held by Crusader. In addition, the Issuer filed a registration statement on Form S-3 for the sale of 60,000,015 shares of Common Stock on behalf of certain selling stockholders including, 5,107,471 shares to be sold by Crusader. The Issuer filed an amendment to the Form S-3/A for the sale of an aggregate 641,671,157 shares of Common Stock including 56,083,170 shares to be sold by Crusader (this figure includes the remaining 50,975,699 now held by Crusader). Crusader has sold 5,107,471 shares of Common Stock pursuant to the Form S-3 of the Issuer in over the counter broker transactions settled between April 10, 2006 and April 11, 2006. Following the Issuer’s reverse stock split on April 12, 2006, Crusader held 2,141,617 shares of Common Stock. Crusader sold an additional 72,500 shares of Common Stock pursuant to the Form S-3 of the Issuer in over the counter broker transactions settled May 16, 2006.
     Other than as described above and in “Introduction” above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on 30,375,258 shares of Common Stock outstanding as stated in the Issuer’s Form 10-Q filed on May 8, 2006) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

(b)	Sole	Shared	Percentage	Sole	Shared
	Voting	Voting	of	Dispositive	Dispositive
	Power	Power	Common Stock	Power	Power
Highland Crusader Offshore Partners, L.P.	0	1,989,917	6.55%	0	1,989,917
Highland Crusader Fund GP, L.P. (1)	0	1,989,917	6.55%	0	1,989,917
Highland Crusader GP, LLC (1)	0	1,989,917	6.55%	0	1,989,917
Highland Capital Management, L.P. (1)	0	1,989,917	6.55%	0	1,989,917
Strand Advisors, Inc. (1)	0	1,989,917	6.55%	0	1,989,917
James Dondero (1)	0	1,989,917	6.55%	0	1,989,917
(1) Because of the relationships described herein, Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock held by Crusader. Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the shares of Common Stock held by such entities, except to the extent of their pecuniary interest therein.
Although the Reporting Persons had interests which may have been generally aligned with other parties to the Recap Agreement (and all such parties agreed to vote their shares in a particular manner), the Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.
(c) Crusader sold an aggregate of 72,500 shares of Common Stock in over the counter broker transactions settled May 16, 2006.
(i) 12,500 shares sold at $28.091 per share — settlement date May 16, 2006 (ii) 60,000 shares sold at $28.8591 per share — settlement date May 16, 2006
     (d) Not applicable.
     (e) Not applicable.

     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 17, 2006
HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By: Highland Crusader Fund GP, L.P., its general partner
By: Highland Crusader GP, LLC, its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER FUND GP, L.P.
By: Highland Crusader GP, LLC, its general partner
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER GP, LLC
By: Highland Capital Management, L.P., its sole member
By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By: Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

/s/ James Dondero
James Dondero

APPENDIX I
     The name of each director and officer of Strand is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Pat Daugherty	Secretary
J. Kevin Ciavarra	Assistant Secretary
Todd A. Travers	Assistant Secretary
Appu Mundassery	Assistant Secretary
Mickey Minces	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Assistant Treasurer